SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003 1/3 par value per share

(Title of Class of Securities)

904311107

(CUSIP Number)

Kevin A. Plank

President, Chief Executive Officer and Chairman

Under Armour, Inc.

1020 Hull Street

Baltimore, MD 21230

(410) 454-6428

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 904311107	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin A. Plank
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only OO
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,500,100*
8. Shared Voting Power 0
9. Sole Dispositive Power 12,500,100*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 25.7%
14.	Type of Reporting Person (See Instructions) IN

*    Includes 100 shares of Class A Common Stock owned directly by the Reporting Person, 11,801,025 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 11,801,025 shares of Class B Common Stock owned directly by the Reporting Person, and 698,975 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 698,975 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the managing member.

CUSIP No. 904311107	Page 3 of 5 Pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Amour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Schedule 13D in its entirety as set forth below:

13,250,000 shares of the Class A Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering, which closed on November 23, 2005. Prior to the Issuer’s initial public offering, the Reporting Person owned 16,200,000 shares of the Issuer’s Class A Common Stock.

In connection with the Issuer’s initial public offering, the Reporting Person sold 1,000,000 shares of Class A Common Stock in the initial public offering, and exchanged his remaining shares of Class A Common Stock for Class B Common Stock (the “Class B Common Stock”), on a one-for-one basis. In addition, upon the consummation of the Issuer’s initial public offering, the Issuer granted to each full time employee of the Issuer who had been continuously employed by the Issuer since April 30, 2005, including the Reporting Person, 100 shares of Class A Common Stock.

On June 1, 2006, the Reporting Person sold in a registered public offering 1,950,000 shares of Class A Common Stock upon conversion of the same number of shares of Class B Common Stock.

On December 8, 2006, as a result of a distribution from a limited partnership in which the Reporting Person is a limited partner, the Reporting Person acquired 750,000 shares of Class A Common Stock (the “LP Shares”).

On November 1, 2007, the Reporting Person sold in a block trade 1,300,000 shares of Class A Common Stock at a price of $59.00 per share for aggregate proceeds of $76,700,000. Of the shares sold, 750,000 were the LP Shares and 550,000 were issued upon conversion of the same number of shares of Class B Common Stock. On November 1, 2007, an additional 200,000 shares of Class B Common Stock were converted into the same number of shares of Class A Common Stock upon the transfer by the Reporting Person of such shares to a charitable foundation, which shares were subsequently sold at $59.00 per share for aggregate proceeds of $11,800,000.

As a result of these transactions, the Reporting Person beneficially owns 12,500,000 shares of Class B Common Stock and 100 shares of Class A Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 12,500,100 shares of Class A Common Stock.

CUSIP No. 904311107	Page 4 of 5 Pages

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

As described in Item 3 above, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering and in connection with a distribution from a limited partnership in which the Reporting Person is a limited partner. The Reporting Person is a founder of the Issuer and prior to the Issuer’s initial public offering the Reporting Person owned approximately 44% of the equity of the Issuer.

Each share of Class B Common Stock entitles the Reporting Person to 10 votes for each share of the Issuer’s Class A Common Stock on all matters on which the holders of the Issuer’s Class A Common Stock are entitled to vote. Shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders. As a result, the Reporting Person beneficially owns shares of Class B Common Stock and Class A Common Stock representing approximately 77.6% of the combined voting power of the Issuer. Accordingly, the Reporting Person is in a position to control the outcome of substantially all matters submitted to the holders of Class A Common Stock of the Issuer, including, but not limited to the election of directors, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors to the Issuer, the Reporting Person, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Issuer.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Class A Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of common stock which the Reporting Person now owns or may hereafter acquire.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board of Directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5(a) of the Schedule 13D in its entirety as set forth below:

(a)    As of the date of this report, the Reporting Person beneficially owns an aggregate of 12,500,100 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 12,500,000 shares of Class A Common Stock issuable upon conversion of 12,500,000 shares of Class B Common Stock. The Reporting Person’s holdings represent approximately 25.7% of the Issuer’s outstanding common shares (based upon 48,592,199 shares of Class A Common

CUSIP No. 904311107	Page 5 of 5 Pages

Stock deemed outstanding assuming issuance of the 12,500,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock). Shares beneficially owned by the Reporting Person represent approximately 77.6% of the total voting power of the combined voting classes of the capital stock of the Issuer.

(b)    As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, all of the shares of Class A Common Stock beneficially owned by him, including 698,975 shares of the Issuer’s Class A Common Stock that can be acquired upon the conversion of 698,975 shares of Class B Common Stock that are owned by two limited liability companies controlled by the Reporting Person; provided, however, that the Reporting Person has appointed Thomas J. Sippel, a director of the Issuer, as the manager of the two limited liability companies and the manager of the companies has voting control, and shares investment control with the Reporting Person, over the shares held by the two limited liability companies.

(c)    The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Schedule 13D in its entirety as set forth below:

The Reporting Person is entitled to certain rights with respect to the registration of the Issuer’s common stock pursuant to a Registration Rights Agreement dated September 30, 2003 (the “Registration Rights Agreement”) among the Issuer and, among others, the Reporting Person. The Registration Rights Agreement provides for piggyback registration rights pursuant to which the Reporting Person can request registration of his shares when the Issuer registers shares.

The stockholders who are parties to the Registration Rights Agreement have piggyback registration rights which apply when the Issuer registers shares other than pursuant to a Form S-4 or S-8. The Registration Rights Agreement also provides that the number of shares included by any stockholder in an underwritten public offering may be reduced if and to the extent the underwriters for such offering determine that the number of shares to be included in the registration exceeds the number that the underwriters believe they can sell.

The Issuer is required to bear all registration fees and expenses related to the registrations under the Registration Rights Agreement, excluding any transfer taxes relating to the sale of the shares held by the Issuer’s existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable the Issuer’s existing stockholders to consummate the disposition of shares in certain jurisdictions. The rights of the holders who are parties to the Registration Rights Agreement terminate upon the earlier of five years from the date of the closing of the Issuer’s initial public offering or, with respect to any holder who holds less than one percent of the Issuer’s outstanding common stock, such time as all of that holder’s securities may be sold within a 90-day period in a single transaction under Rule 144 of the Securities Act.

The above description of the Registration Rights Agreement does not purport to be a complete description of the rights and obligations under that agreement. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was attached as Exhibit 99.1 to the Schedule 13D as filed on December 5, 2005. The Registration Rights Agreement is incorporated by reference herein.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 5, 2007
Date

/s/ Kevin A. Plank
Signature

Kevin A. Plank
Name/Title